Mail Stop 4561

September 16, 2009

Alfredo Villa, CEO
Moggle, Inc.
111 Presidential Blvd., Ste. 212
Bala Cynwyd, PA 19004

> **Re:** **Moggle, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 20, 2009**
> **File No. 333-161457**
>
> **Form 10-Q for the Quarter Ended June 30, 2009**
> **Form 10-Q for the Quarter Ended March 31, 2009**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 333-152050**

Dear Mr. Villa:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Item 15. Recent Sales of Unregistered Securities, page 62

1. For each unregistered offering, please revise to clarify the section of the Securities Act or the rule of the Commission under which exemption from registration is claimed and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

2.   You indicate that certain of your unregistered sales of securities were made based on a claim of exemption under Rule 506 of Regulation D, and we note that certain of the unregistered sales you disclose occurred after March 16, 2009. However, you do not appear to have filed any Forms D in connection with these offerings. Please note that as of March 16, 2009, Forms D are required to be submitted electronically on EDGAR. Please file the required Forms D for any sales made in reliance on Regulation D after this date, or tell us in your response letter why no such filings are required. See Rule 503 of Regulation D, SEC Release No. 33-8891, and the additional guidance provided by the Division of Corporation Finance at: http://www.sec.gov/divisions/corpfin/formdfiling.htm and http://www.sec.gov/info/smallbus/secg/formdguide.htm.

Form 10-Q for the Quarter Ended June 30, 2009

Item 4. Controls and Procedures, page 25

3.   We note the statement that management has concluded that your disclosure controls and procedures were "effective with respect to the financial information presented in this Report." These effectiveness conclusions are stated in terms that differ from the definition of "disclosure controls and procedures" set forth in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act. Please amend your Form 10-Q for the quarter ended June 30, 2009 to clearly state the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act) as of the end of the period covered by the report, based on the evaluation of these controls and procedures required by paragraph (b) of Rule 13a-15 or Rule 15d-15 under the Exchange Act. This comment also applies to your Form 10-K for the fiscal year ended December 31, 2008, and your Form 10-Q for the quarter ended March 31, 2009. Accordingly, in your response letter, please state the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) the Exchange Act) as of December 31, 2008 and March 31, 2009, based on the evaluation of these controls and procedures required by paragraph (b) of Rule 13a-15 or Rule 15d-15 under the Exchange Act. Provide conforming disclosure in future filings.

4.   We note your statement that controls and procedures, "no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives." If you retain such disclosure in your amended Form 10-Q for the quarter ended June 30, 2009, and in other future filings, please clarify that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and state whether the conclusions of your principal executive and

principal financial officers that the controls and procedures are, in fact, effective at the "reasonable assurance" level. Alternatively, you may remove the discussion of the level of assurance of your disclosure controls and procedures from future filings. See Section II.F.4 of SEC Release No. 33-8238. In your response letter, please tell us whether your principal executive and principal financial officers concluded that your disclosure controls and procedures were, in fact, effective at the "reasonable assurance" level as of December 31, 2008 and March 31, 2009.

5.   We note your statement that: "in light of the Company's plans to increase its activities and expand its operations in order to attempt to implement its business plans the Company carried out an evaluation of the effectiveness of the design and operation of our 'disclosure controls and procedures' (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the 'Exchange Act')) under the supervision and with the participation of our management, including Alfredo Villa, our president and principal executive officer. Based upon that evaluation, Mr. Villa concluded that our disclosure controls and procedures will not be effective as our operations increase based on material weaknesses identified by management consisting of the limited number of persons who are involved in the control process." Please confirm in your response letter your understanding that Item 307 of Regulation S-K requires the conclusion of your principal executive and financial officers as of the end of the period covered by the report, and not on a prospective basis. In addition, amend your Form 10-Q for the quarter ended June 30, 2009 as necessary to ensure that management's conclusion regarding effectiveness is presented as of the time specified in Item 307. Please note that although this comment also applies to your quarterly report on Form 10-Q for the quarter ended March 31, 2009, and your annual report on Form 10-K for the fiscal year ended December 31, 2008, we are not asking you to amend these filings at this time in response to this comment.

6.   We again refer to the disclosure quoted in comment 5, specifically your reference to the "material weakness identified by management consisting of a limited number of persons who are involved in the control process." This disclosure suggests that your management identified a material weakness that existed as of the end of the period covered by your Form 10-Q. If this is correct, and your principal executive and financial officers nonetheless concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report, please explain how management reached this conclusion despite the identified material weakness. This comment also applies to your quarterly report on Form 10-Q for the quarter ended March 31, 2009, and your annual report on Form 10-K for the fiscal year ended December 31, 2008.

7.   We note your statement that there have been no changes in the Company's internal controls or in other factors that have materially affected or are reasonably likely to materially affect the internal controls "subsequent to the date the Company completed

its evaluation." Item 308T(b) of Regulation S-K calls for disclosure of any change in internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 under the Exchange Act that occurred "during the registrant's last fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. Please revise the disclosure in your amended Form 10-Q so that it is consistent with Item 308T(b) of Regulation S-K. In your response letter, please state, if true, that for the fiscal quarters ended December 31, 2008 and March 31, 2009, you have disclosed any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 under the Exchange Act that occurred during the quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Form 10-K for the Fiscal Year Ended December 31, 2008

Exhibits 31.1 and 31.2

8.   We note that your Section 302 certifications contain language that varies from the wording set forth in Item 601(b)(31) of Regulation S-K because the certifications include the title of the certifying officer in the introductory sentence. Please note that the certifications may not be changed in any respect from the language of Item 601(b)(31), even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. In your response letter, please include a representation that you will include the appropriate language in certifications included in future filings.

*   *   *   *   *

As appropriate, please amend your filings in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Similarly, in connection with responding to our comments on your periodic reports, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for

Alfredo Villa
Moggle, Inc.
September 16, 2009
Page 6

further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      If you have any questions, please call Evan S. Jacobson at (202) 551-3428. If you have further questions, you may contact me at (202) 551-3483. If you thereafter require additional assistance, you may contact Barbara C. Jacobs, the Assistant Director, at (202) 551-3735.

      Sincerely,

      Katherine Wray
      Staff Attorney

cc: Via Facsimile (914) 355-2379
      Anthony M. Collura, Esq.
      Anthony M. Collura, P.C.